Exhibit 99.1

Mynaric hires veteran laser communications executive Mustafa Veziroglu as President of Mynaric

Mustafa Veziroglu assumes operational responsibilities for development and scalable production of Mynaric’s laser communications products

MUNICH and LOS ANGELES, August 18, 2022 – Mynaric, a leader in the industrial revolution of laser communications, named Mustafa Veziroglu as President of Mynaric and the newest member of its management board. In this role, Mustafa Veziroglu will oversee development, qualification and serial production of Mynaric’s laser communications products that are in high demand by government and commercial customers. Prior to joining Mynaric, Mustafa Veziroglu served as the Chief Operating Officer of SA Photonics, LLC (a CACI company), a developer of laser communications systems for space, airborne and terrestrial environments. Before SA Photonics, Mustafa Veziroglu spent more than 10 years in leadership roles in the semiconductor industry.

“Mustafa has the perfect combination of deep industry knowledge and operational leadership experience to drive Mynaric’s product portfolio through the next phase of our development as we accelerate our ongoing shift to scale production,” said Bulent Altan, CEO of Mynaric. “With all product-related activities now reporting to Mustafa, we have streamlined internal reporting to help accelerate our production ramp up of optical communications terminals for applications in space, airborne and terrestrial and expand that portfolio further to address an even wider array of applications going forward.”

In his role, Mustafa Veziroglu will be responsible for all operational product-related activities within Mynaric overseeing the entire product lifecycle from development through delivery. He will be based in Munich, Germany.

“I am thrilled to join Mynaric at this important juncture in the company’s development,” said Mustafa Veziroglu, President of Mynaric. “I have always been fascinated by laser communications’ potential to enable proliferated communication networks in space, airborne and other domains for commercial and defense applications. Mynaric has built an impressive technology stack, scalable products and important customer relationships that puts us in a privileged position to roll out laser communications at significant scale. I’m happy to make it my mission to deliver our products on time, on spec and on budget capitalizing on this opportunity as we pursue the industrial age of laser communications.”

In the past six months, Mynaric has seen an acceleration in its business momentum with announcements, including being selected as the sole laser communication supplier of Northrop Grumman for the Space Development Agency’s Tranche 1 Transport Layer program, securing L3Harris as a strategic investor and most recently being named a key development partner in DARPA’s Space-BACN program.

About Mynaric

Mynaric (Nasdaq: MYNA; Frankfurt Stock Exchange: M0Y) is leading the industrial revolution of laser communications by producing optical communications terminals for air, space and mobile applications. Laser communication networks provide connectivity from the sky, allowing for ultra-high data rates and secure, long-distance data transmission between moving objects for wireless terrestrial, mobility, airborne- and space-based applications. The company is headquartered in Munich, Germany, with additional locations in Los Angeles, California, and Washington, D.C.

For more information, visit mynaric.com.